As filed with the Securities and Exchange Commission on March 10, 2006
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FERRELLGAS PARTNERS, L.P.
FERRELLGAS PARTNERS FINANCE CORP.
(Exact name of registrant as specified in its charter)

Delaware Delaware	43-1698480 43-1742520

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7500 College Boulevard, Suite 1000, Overland Park, KS 66210
(913) 661-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)
Kevin T. Kelly
Senior Vice President and Chief Financial Officer
Ferrellgas, Inc.
7500 College Boulevard, Suite 1000, Overland Park, KS 66210
(913) 661-1500

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:
David L. Ronn
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002
(713) 546-0525
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Amount to be registered/
Proposed maximum offering price per Unit/
Proposed maximum aggregate offering price/
Title of each class of securities to be registered	Amount of registration fee
Common Units	(1)
Debt Securities

(1) An indeterminate number of the securities of each identified class is being registered as may from time to time be offered for sale at indeterminate prices. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities or that are issued in units or represented by depositary shares. In accordance with Rules 456(b) and 457(r), the registrants are deferring payment of all of the registration fee, except for $10,018, which has already been paid with respect to $500,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-103267, and were not sold thereunder.

PROSPECTUS
Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Common Units                      Debt Securities
     Ferrellgas Partners, L.P. may offer from time to time common units, debt securities or other securities. Ferrellgas Partners Finance Corp. may be the co-obligor on any debt securities issued by Ferrellgas Partners.
     Ferrellgas Partners will offer the securities only by and through underwriters in firm commitment underwritings. The names of the underwriters and the compensation that they will receive will be stated in the prospectus supplements or other offering material.
     Each time that Ferrellgas Partners sells securities under this prospectus, Ferrellgas Partners will provide a prospectus supplement or other offering material that will contain specific information about the terms of that offering. This prospectus supplement or other offering material may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or other offering material, you should rely on the information in the prospectus supplement or such other offering material.
     Ferrellgas Partners’ common units are traded on the New York Stock Exchange under the symbol “FGP.” We will provide information in a prospectus supplement or other offering material for the expected trading market, if any, for the debt securities or other securities.
     INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” IN OUR MOST RECENTLY-FILED ANNUAL REPORT ON FORM 10-K FOR A DISCUSSION OF THE MATERIAL RISKS INVOLVED IN INVESTING IN OUR SECURITIES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 10, 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a “shelf” registration statement that we have filed with the SEC. By using a shelf registration statement, Ferrellgas Partners may sell the common units, debt securities or other securities described in this prospectus, any prospectus supplement or any other offering material:
•	from time to time and in one or more offerings;

•	in one or more series; and

•	in any combination thereof.
     Neither this prospectus nor any accompanying prospectus supplement contains all of the information included in the registration statement, as permitted by the rules and regulations of the SEC. To fully understand the terms of the securities we are offering with this prospectus, you should carefully read this entire prospectus, the applicable prospectus supplement and any other offering material, as well as the documents we have incorporated by reference. We are subject to the informational requirements of the Securities Exchange Act of 1934 and therefore file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules or regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus, any prospectus supplement or any other offering material is accurate as of any date other than the date on the front of each document.
YOU SHOULD CAREFULLY READ THIS PROSPECTUS, THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY APPLICABLE OTHER OFFERING MATERIAL, AS WELL AS THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” WE ARE NOT MAKING AN OFFER OF THE SECURITIES OFFERED HEREBY IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.
THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT OR OTHER OFFERING MATERIAL.
The information in this prospectus is accurate as of March 10, 2006. You should rely only on the information contained in this prospectus, the applicable prospectus supplement and/or other offering materials, and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus, the applicable prospectus supplement, our other offering materials or the documents we have incorporated by reference is accurate as of any date other than the date of the respective document.

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PROSPECTUS SUMMARY
     In this prospectus, unless the context indicates otherwise:
•	“us,” “we,” “our,” or “ours,” refer to Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp., except when used in connection with “common units,” in which case these terms refer to Ferrellgas Partners, L.P. without its consolidated subsidiaries;

•	“Ferrellgas Partners” refers to Ferrellgas Partners, L.P. itself, without Ferrellgas Partners Finance Corp. or any of its other consolidated subsidiaries;

•	“operating partnership” refers to Ferrellgas, L.P., together with its consolidated subsidiaries;

•	“general partner” refers to Ferrellgas, Inc.; and

•	“unitholders” refers to holders of common units of Ferrellgas Partners.
     Ferrellgas Partners and its consolidated subsidiaries are a leading distributor of propane and related equipment and supplies to customers primarily in the United States. We believe that Ferrellgas Partners and its consolidated subsidiaries are the second largest marketer of propane in the United States, including the largest national provider of propane by portable tank exchange, as measured by our propane sales volumes in fiscal 2005.
Ferrellgas Partners
     Ferrellgas Partners, L.P. is a Delaware limited partnership. Ferrellgas Partners’ common units are listed on the New York Stock Exchange under the symbol “FGP,” and its activities are primarily conducted through the operating partnership, Ferrellgas, L.P., a Delaware limited partnership. Ferrellgas Partners is the sole limited partner of Ferrellgas, L.P., with an approximate 99% limited partner interest.
     Ferrellgas Partners is a holding entity that conducts no operations and has two direct subsidiaries, Ferrellgas Partners Finance Corp. and the operating partnership. Ferrellgas Partners’ only significant assets are its approximate 99% limited partnership interest in the operating partnership and its 100% equity interest in Ferrellgas Partners Finance Corp.
     Ferrellgas Partners’ general partner, Ferrellgas, Inc., performs all management functions for Ferrellgas Partners and its subsidiaries, and holds a 1% general partner interest in Ferrellgas Partners and an approximate 1% general partner interest in the operating partnership. The general partner does not receive any management fee in connection with its management of Ferrellgas Partners or its subsidiaries, and does not receive any remuneration for its services as the general partner of Ferrellgas Partners and the operating partnership other than reimbursement for all direct and indirect expenses it incurs in connection with Ferrellgas Partners’ operations and those of its subsidiaries.
     The parent company of the general partner, Ferrell Companies, Inc., beneficially owns approximately 31% of our outstanding common units. Ferrell Companies is owned 100% by an employee stock ownership trust, established in 1998 for the benefit of the employees of Ferrell Companies and the general partner.
     For additional information regarding our business, we refer you to our filings with the SEC incorporated by reference in this prospectus. See “Where You Can Find More Information.”
Ferrellgas Partners Finance Corp.
     Ferrellgas Partners Finance Corp. is a Delaware corporation and a wholly-owned subsidiary of Ferrellgas Partners. It has nominal assets and does not, and will not in the future, conduct any operations or have any employees. Ferrellgas Partners Finance Corp. may act as co-obligor of future issuances of debt securities of Ferrellgas Partners so as to allow investment in those debt securities by institutional investors that may not otherwise be able to make such an investment by reason of our structure and the legal investment laws of their respective states of organization or charters. You should not expect Ferrellgas Partners Finance Corp. to have the ability to service obligations on those debt securities that we may offer in a prospectus supplement or other offering material.
     Our executive offices are located at 7500 College Boulevard, Suite 1000, Overland Park, KS 66210 and our telephone number is (913) 661-1500.

SECURITIES THAT WE MAY OFFER
     Ferrellgas Partners may issue from time to time, in one or more offerings, the following securities:
•	common units;

•	debt securities; and/or

•	other securities.
     Ferrellgas Partners Finance Corp. may be the co-obligor of future issuances of debt securities by Ferrellgas Partners.
     The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplement or other offering material, summarize all the material terms and provisions of the various types of securities that we may offer under this prospectus. The particular terms of the securities offered by this prospectus will be described in a prospectus supplement or other offering material.
     This prospectus contains a summary of the material general terms of the various securities that we may offer. The specific terms of the securities will be described in a prospectus supplement or other offering material, which may be in addition to or different from the general terms summarized in this prospectus. The summaries contained in this prospectus and in any prospectus supplements or other offering material may not contain all of the information that you would find useful. Accordingly, you should read the actual documents relating to any securities sold pursuant to this prospectus. See “Where You Can Find More Information” to find out how you can obtain a copy of those documents.
     The terms of any offering of securities, the initial offering price therefor and the net proceeds to us, will be contained in the prospectus supplement or other offering material relating to that offering.

USE OF PROCEEDS
     Unless we indicate otherwise in the applicable prospectus supplement or other offering material, we will use the net proceeds from the sale of the securities for general business purposes, including:
•	repayment of our and the operating partnership’s debt;

•	future acquisitions;

•	capital expenditures; and

•	working capital.

DESCRIPTION OF COMMON UNITS
General
     Our common units represent limited partner interests in us and entitle the holders thereof to participate in distributions and exercise the rights and privileges available to our limited partners under the partnership agreement of Ferrellgas Partners. Under that partnership agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as may be established by our general partner in its sole discretion, subject to particular exceptions.
Summary of the Partnership Agreement of Ferrellgas Partners
     A copy of the partnership agreement of Ferrellgas Partners is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of the partnership agreement of Ferrellgas Partners and the rights and privileges of our unitholders is included in our registration statement on Form 8-A/A as filed with the SEC on December 7, 2005, including any amendments or reports filed to update such summary. See “Where You Can Find More Information.”
Where Our Common Units are Traded
     Our outstanding common units are listed on the New York Stock Exchange under the symbol “FGP.” Any additional common units we issue will also be listed on the New York Stock Exchange.
Minimum Quarterly Distributions
     Our common units are entitled to receive a minimum quarterly distribution per fiscal quarter (currently $0.50 or, on an annualized basis, $2.00) before any distributions are paid to the holders of our incentive distribution rights. There is no guarantee that we will pay the minimum quarterly distribution on our common units in any fiscal quarter, and we may be prohibited from making any distributions to our unitholders if it would cause an event of default under particular agreements to which we are party.
     Under limited circumstances, the minimum quarterly distribution may be adjusted. These adjustments can be made without the consent of our unitholders. The minimum quarterly distribution for the common units will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of units or other partnership securities, whether effected by a distribution payable in any type of units or otherwise. If a distribution of available cash is made that is deemed to be cash from interim capital transactions, the minimum quarterly distribution for the common units will be adjusted proportionately downward to equal the product of:
•	the otherwise applicable distribution multiplied by;

•	a fraction of which:
•	the numerator is the unrecovered initial unit price of the common units immediately after giving effect to such distribution; and

•	the denominator is the unrecovered initial unit price of the common units immediately prior to giving effect to such distribution.
For example, assuming the unrecovered initial common unit price is $20.00 per common unit and if cash distributions from all interim capital transactions to date is equal to $10.00 per common unit, then the minimum quarterly distribution for the common units would be reduced by 50%. The unrecovered initial common unit price generally is the amount by which the initial common unit price exceeds the aggregate distribution of cash from interim capital transactions per common unit.
     When the initial common unit price is fully recovered, then the minimum quarterly distribution for the common units will have been reduced to zero. Thereafter all distributions of available cash from all sources will be treated as if they were cash from operations and will be distributed accordingly.
     Cash from interim capital transactions will generally result only from distributions that are funded from:
•	borrowings, refinancings and sales of debt securities that are not for working capital purposes;

•	sales of equity securities; and

•	sales or other dispositions of our assets not in the ordinary course of business.
As of the date of this prospectus, we have never made a distribution from interim capital transactions.

     The minimum quarterly distribution for the common units may also be adjusted if legislation is enacted which causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for federal income tax purposes. In that event, each of the minimum quarterly distribution for the common units would be reduced to an amount equal to the product of:
•	the applicable distribution level; multiplied by

•	a number which is equal to one minus the sum of:
•	the highest effective federal income tax rate to which we are subject as an entity; plus

•	any increase that results from that legislation in the effective overall state and local income tax rate to which we are subject as an entity, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes.
     For example, assuming we were not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a highest effective federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution for the common units would be reduced to 62% of the amount immediately prior to that adjustment.
Incentive Distribution Rights
     The incentive distribution rights constitute a separate class of partnership interests in us, and the rights of holders of these interests to participate in distributions differ from the rights of the holders of our common units. For any given fiscal quarter, available cash will generally be distributed to our general partner and to the holders of our common units. Cash may also be distributed to the holders of our incentive distribution rights depending upon the amount of available cash to be distributed for that fiscal quarter and the amounts distributed in prior quarters. The holders of our incentive distribution rights have the right to receive an increasing percentage of our quarterly distributions of available cash from operations after the minimum quarterly distribution and particular target distribution levels have been achieved. Our general partner currently holds all of our incentive distribution rights, but may transfer these rights separately from its general partner interest.
Deferral Period
     The partnership agreement of Ferrellgas Partners contains a mechanism for the deferral of distributions on those common units held by Ferrell Companies in an aggregate amount up to $36 million. This deferral means that if our available cash were insufficient to pay all of our unitholders the declared distribution during any fiscal quarter, we would first pay a distribution on those common units that are publicly-held and then pay a distribution on the common units held by Ferrell Companies to the extent of remaining available cash. If we are unable to pay the declared distribution on the common units held by Ferrell Companies in any quarter during the deferral period, an arrearage will occur. If this arrearage reaches $36 million, the common units held by Ferrell Companies will be paid in the same manner as the publicly-held common units. After payment of the declared distribution to all of our common units, including those held by Ferrell Companies, we will use any remaining available cash to reduce any amount previously deferred on the common units held by Ferrell Companies. As of the date of this prospectus, there is no arrearage.
     Our ability to defer the payment of a distribution on the Ferrell Companies common units will end on the earlier of:
•	April 30, 2010;

•	our dissolution; or

•	when Ferrell Companies no longer owns, directly or indirectly, any common units.
After the end of this deferral period, distributions will be made to holders of all common units equally, including those owned by Ferrell Companies. Our general partner may not change the deferral period described above in a manner adverse to holders of our publicly-held common units without the consent of a majority-in-interest of the holders of our publicly-held common units, excluding those common units held by Ferrell Companies. In addition, if an arrearage exists, we may not declare a quarterly distribution for any quarter in an amount greater than we declared during any of the four immediately preceding quarters.
     Other than with respect to distributions, the common units owned by Ferrell Companies are the same as our publicly-held common units and continue to vote together with our publicly-held common units and have the same rights and privileges under the partnership agreement of Ferrellgas Partners as our publicly-held common units.

Quarterly Distributions
     The partnership agreement of Ferrellgas Partners requires us to distribute 100% of our “available cash” to our unitholders and our general partner within 45 days following the end of each fiscal quarter. Available cash consists generally of all of our cash receipts, less cash disbursements and adjustments for net changes to reserves.
     The discussion below indicates the percentages of distributions Ferrellgas Partners must make to its limited partners and general partner. All distributions are made in cash. All of the cash Ferrellgas Partners distributes to its partners is derived from the operations of the operating partnership. Pursuant to its partnership agreement and prior to any distribution Ferrellgas Partners makes to its partners, the operating partnership makes a distribution to Ferrellgas Partners, as its sole limited partner, and to our general partner. This distribution is allocated 98.9899% to Ferrellgas Partners and 1.0101% to our general partner. The effect of this distribution is that our general partner, assuming it maintains its 1% general partner interest in Ferrellgas Partners, receives 2% of the aggregate distributions made each quarter by Ferrellgas Partners and the operating partnership and Ferrellgas Partners’ limited partners receive 98% of the aggregate distributions made each quarter by Ferrellgas Partners and the operating partnership. With respect to the descriptions of Ferrellgas Partners’ quarterly distributions below, we are describing only the quarterly distributions made by Ferrellgas Partners to its limited partners and our general partner.
     Assuming that:
•	no arrearage exists;

•	no arrearage will be created as a result of the distribution; and

•	our general partner’s general partner interest in us remains at 1%, we will generally distribute our available cash each fiscal quarter as follows:
•	first, 1% to our general partner and 99% to the holders of our common units until $0.50 has been distributed with respect to each common unit;

•	second, 1% to our general partner and 99% to the holders of our common units until an aggregate sum of $0.55 has been distributed with respect to each common unit;

•	third, 1% to our general partner, 85.8673% to the holders of our common units and 13.1327% to the holders of our incentive distribution rights until an aggregate sum of $0.63 has been distributed with respect to each common unit;

•	fourth, 1% to our general partner, 75.7653% to the holders of our common units and 23.2347% to the holders of our incentive distribution rights until an aggregate sum of $0.82 has been distributed with respect to each common unit; and

•	thereafter, 1% to our general partner, 50.5102% to the holders of our common units and 48.4898% to the holders of our incentive distribution rights until there has been distributed with respect to each common unit an amount equal to the excess of the declared quarterly distribution over $0.82.
As of the date of this prospectus, no arrearage exists and our general partner has a 1% general partner interest in us.
     For a more detailed description of our distribution policies and mechanisms, including how distributions are made when, among other things, an arrearage exists or if our general partner does not maintain its 1% general partner interest in us, see our registration statement on Form 8-A/A as filed with the SEC on December 7, 2005, including any amendments or reports filed to update such descriptions. See also “Where You Can Find More Information.”
Voting Rights
     Generally, each holder of our common units is entitled to one vote for each common unit on all matters submitted to a vote of our unitholders and, except as otherwise provided by law or the partnership agreement of Ferrellgas Partners, the holders of our common units vote as one class. Holders of our common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, such common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratio as the votes cast by those holders of common units entitled to vote. Common units held in nominee or street name account are to be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

     However, if at any time any person or group, other than our general partner or its affiliates, beneficially owns 20% or more of all of our then-outstanding common units, none of those common units will be voted on any matter and none will be considered to be outstanding:
•	when sending notices of a meeting of unitholders, unless otherwise required by law;

•	when calculating required votes;

•	when determining the presence of a quorum; or

•	for other similar purposes under Ferrellgas Partners’ partnership agreement.

TAX CONSEQUENCES
     This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the actual tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are to Ferrellgas Partners, L.P. and the operating partnership.
     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders that may be subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, that unitholder’s own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of our common units.
     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section entitled “Tax Consequences” are, unless otherwise noted, the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to us and our general partner, and are, to the extent noted herein, based on the accuracy of various factual matters.
     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders, other than a ruling we received relating to our taxable year. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this prospectus may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially reduce the prices at which our common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     For the reasons described below, Mayer, Brown, Rowe & Maw LLP has not rendered an opinion with respect to the following specific federal income tax issues:
•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; see “—Tax Consequences of Unit Ownership—Treatment of Short Sales;”

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations; see “—Disposition of Common Units—Allocations Between Transferors and Transferees;” and

•	whether our method for depreciating Section 743 adjustments is sustainable; see “—Tax Consequences of Unit Ownership—Section 754 Election.”
Partnership Status
     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account that partner’s allocable share of items of income, gain, loss and deduction of the partnership in computing that partner’s federal income tax liability, regardless of whether cash distributions are made. In most cases, distributions by a partnership to a partner are not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in that partner’s partnership interest.
     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we rely on the opinion of Mayer, Brown, Rowe & Maw LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that we and the operating partnership will each be classified as a partnership for federal income tax purposes so long as:
•	we do not elect to be treated as a corporation; and

•	for each taxable year, more than 90% of our gross income has been and continues to be “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
     Qualifying income includes income and gains from the processing, refining, transportation and marketing of crude oil, natural gas and products thereof, including the transportation and retail and wholesale marketing of propane.

Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We believe that more than 90% of our income has been, and will be, within one or more categories of income that are qualifying income. The portion of our income that is qualifying income can change from time to time.
     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and should be tax-free to a unitholder so long as that unitholder does not have liabilities allocated to that unitholder in excess of the tax basis in that unitholder’s units. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits) or (in the absence of earnings and profits or any amount in excess of earnings and profits) a nontaxable return of capital (to the extent of the tax basis in that unitholder’s common units) or taxable capital gain (after the tax basis in that unitholder’s common units is reduced to zero). Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.
     The discussion below in this section entitled “Tax Consequences” assumes that we will be treated as a partnership for federal income tax purposes.
Tax Treatment of Unitholders
Limited Partner Status
     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Also:
•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive particular federal income tax information or reports furnished to record holders of common units unless our common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as one of our partners with respect to those common units for federal income tax purposes. See “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”
     No portion of our income, gains, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.
     The following discussion in this section entitled “Tax Consequences” assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership
Flow-through of Taxable Income
     Each unitholder will be required to report on that unitholder’s income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income that unitholder’s allocable share of our income, gain, loss and deduction for our taxable year. Our taxable year is the calendar year.
Treatment of Partnership Distributions
     Except as described below, our distributions to a unitholder will not be taxable to that unitholder for federal income tax purposes to the extent of the tax basis in that unitholder’s common units immediately before the distribution. Except as described below, our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. See “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Partnership Losses.”
     A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease that unitholder’s share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the tax basis in that unitholder’s common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code and collectively referred to as “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed that unitholder’s proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to that unitholder. This latter deemed exchange will result in the unitholder’s realization of ordinary income which will equal the excess of:
•	the non-pro rata portion of that distribution; over

•	the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
Ratio of Taxable Income to Cash Distributions
     We estimate that a person who:
•	acquires common units in an offering pursuant to this prospectus; and

•	owns those common units through the period ending on the record date for the cash distribution payable for the fiscal quarter ended July 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 10% of the cumulative cash distributed to such person for that period. The taxable income allocable to a unitholder for subsequent periods may constitute an increasing percentage of distributable cash. These estimates are based upon many assumptions regarding our business and operations, including assumptions about weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. These estimates and our assumptions are subject to numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Furthermore, these estimates are based on current tax law and tax reporting positions with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could materially affect the value of our common units.
Basis of Common Units
     A unitholder will have an initial tax basis for its common units equal to the amount that unitholder paid for our common units plus that unitholder’s share of our nonrecourse liabilities. That basis will be increased by that unitholder’s share of our income and by any increases in that unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions that that unitholder receives from us, by that unitholder’s share of our losses, by any decreases in that unitholder’s share of our nonrecourse liabilities and by that unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to our general partner, but will have a share, primarily based on that unitholder’s share of profits, of our nonrecourse liabilities. See “—Disposition of Common Units—Recognition of Gain or Loss.”
Limitations on Deductibility of Partnership Losses
     The deduction by a unitholder of that unitholder’s share of our losses will be limited to the unitholder’s tax basis in its common units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or particular tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause that unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss, above such gain, previously suspended by the at risk or basis limitations would no longer be utilizable.
     Subject to each unitholder’s specific tax situation, a unitholder will be at risk to the extent of the tax basis in that unitholder’s common units, excluding any portion of that basis attributable to that unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold that unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in that unitholder’s share of our nonrecourse liabilities.
     The passive loss limitations provide that individuals, estates, trusts and specific closely held corporations and personal service corporations can deduct losses from passive activities (which for the most part consist of activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations also apply to a regulated investment company (or “mutual fund”) holding an interest in a “qualified publicly-traded partnership.” See “—Tax-Exempt Organizations and Various Other Investors.” The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by us will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a unitholder’s share of our income may be deducted in full when that unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.
     A unitholder’s share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.
Limitations on Interest Deductions
     The deductibility of a non-corporate taxpayer’s “investment interest expense” is limited to the amount of such taxpayer’s “net investment income.” As noted, a unitholder’s net passive income from us will be treated as investment income for this purpose. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but in most cases does not include gains attributable to the disposition of property held for investment.
Allocation of Partnership Income, Gain, Loss and Deduction

     If we have a net profit, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated among our general partner and the unitholders in accordance with their respective percentage interests in us. At any time that cash distributions are made to the holders of our incentive distribution rights or a disproportionate distribution is made to a holder of our common units, gross income will be allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, as maintained under our partnership agreements, and, second, to our general partner.
     Various items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner or any other person contributing property to us, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
     Mayer, Brown, Rowe & Maw LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” the allocations in the partnership agreement of Ferrellgas Partners will be given effect for federal income tax purposes in determining how our income, gain, loss or deduction will be allocated among the holders of its equity that is outstanding immediately after an offering made pursuant to this prospectus.
Entity-Level Collections
     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend the partnership agreement of Ferrellgas Partners in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under that partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder could file a claim for credit or refund.
Treatment of Short Sales
     A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered to have disposed of ownership of those common units. If so, that unitholder would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

•	all of such distributions would appear to be treated as ordinary income.
     Mayer, Brown, Rowe & Maw LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See “—Disposition of Common Units—Recognition of Gain or Loss.”
Alternative Minimum Tax

     Each unitholder will be required to take into account that unitholder’s distributive share of any of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an adjustment item for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.
Tax Rates
     The highest effective United States federal income tax rate for individuals for 2006 is 35% and the maximum United States federal income tax rate for net capital gains of an individual that are recognized prior to January 1, 2009 is 15%, if the asset disposed of was held for more than 12 months at the time of disposition.
Section 754 Election
     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election permits us to adjust a common unit purchaser’s tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect that unitholder’s purchase price when common units are purchased from a holder thereof. The Section 743(b) adjustment does not apply to a person who purchases common units pursuant to an initial offering by us (including a person who purchases the common units offered pursuant to this prospectus).
     The calculations that are required to determine a Section 743(b) adjustment are made additionally complex because common units held by the public have been issued pursuant to multiple offerings. For example, particular regulations require that the portion of the Section 743(b) adjustment that eliminates the effect of any unamortized difference in “book” and tax basis of recovery property to the holder of such a common unit be depreciated over the remaining recovery period of that property, but Treasury Regulation Section 1.167(c)-1(a)(6) may require that any such difference in “book” and tax basis of other property be depreciated over a different period. In addition, the holder of a common unit, other than a holder who purchased such common unit pursuant to an initial offering by us, may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies but to which the holder of a common unit that is sold in an initial offering will not be entitled.
     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of our common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. Under the partnership agreement of Ferrellgas Partners, our general partner is authorized to take a position to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor even if that position is not consistent with the Treasury Regulations.
     We intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if common units held by the public other than those that are sold in an initial offering by us are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Mayer, Brown, Rowe & Maw LLP is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.
     A Section 754 election is advantageous if the tax basis in a transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, the transferee’s depreciation and amortization deductions and the transferee’s share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in such common units is lower than such common unit’s share of the aggregate tax basis of our assets immediately prior to the transfer. However, we would be required to make a Section 743(b) adjustment in connection with such transfer if the tax basis of our assets exceeds the value of our assets by more than $250,000 immediately after such transfer (a “Substantial Built-in

Loss”), even if we had not made a Section 754 election. Thus, the fair market value of our common units may be affected either favorably or adversely by the election.
     The calculations involved in the Section 754 election are complex and will be made by us on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than most of our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than that purchaser would have been allocated had the election not been revoked, but we would still be required to make Section 743(b) adjustments with respect to any Substantial Built-in Loss existing at the time such purchaser acquired our common units.
Tax Treatment of Operations
Accounting Method and Taxable Year
     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income that unitholder’s share of our income, gain, loss and deduction for our taxable year ending within or with that unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include that unitholder’s share of our income, gain, loss and deduction in income for its taxable year, with the result that that unitholder will be required to include in income for its taxable year that unitholder’s share of more than one year of our income, gain, loss and deduction. See “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
Initial Tax Basis, Depreciation and Amortization
     We will use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Assets that we acquired from our general partner in connection with our formation initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The majority of the assets that we acquired after our formation had an initial tax basis equal to their cost, however some of our assets were contributed to us and had an initial tax basis equal to the contributor’s tax basis in those assets immediately prior to such contribution. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to an initial offering by us will be borne by unitholders holding interests in us prior to that offering. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction.”
     We may elect to use permitted depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.
     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of that unitholder’s interest in us. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
     The costs that we incurred in our organization have previously been amortized over a period of 60 months. The costs incurred in selling our common units, i.e. syndication expenses, must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which have previously been amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
Valuation and Tax Basis of our Properties
     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
Recognition of Gain or Loss
     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus that unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Prior distributions from us in excess of cumulative net taxable income in respect of a common unit which decreased a unitholder’s tax basis in such common unit will, in effect, become taxable income if our common unit is sold at a price greater than the unitholder’s tax basis in such common unit, even if the price is less than that unitholder’s original cost.
     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment attributable to an amortizable intangible asset described in Section 197 of the Internal Revenue Code after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. See “—Tax Consequences of Unit Ownership—Section 754 Election.” In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to that unitholder of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other unitholders.
     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will be taxed at a maximum rate of 15% for sales occurring prior to January 1, 2009. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by us. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of our common unit and may be recognized even if there is a net taxable loss realized on the sale of our common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a holder of common units will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult that unitholder’s tax advisor as to the possible consequences of this ruling and application of the regulations.
     The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.
Allocations Between Transferors and Transferees
     In most cases, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.
     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Mayer, Brown, Rowe & Maw LLP is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.
     A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter but will not be entitled to receive that cash distribution.
Notification Requirements
     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.
Constructive Termination
     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of our termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.
Tax-Exempt Organizations and Various Other Investors
     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may substantially increase the tax liability and requirements imposed on such persons.
     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.
     A regulated investment company (or “mutual fund”) is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources, and net income derived from an interest in a “qualified publicly-traded partnership.” However, no more than 25% of the value of a regulated investment company’s total assets may be invested in the securities of one or more qualified publicly-

traded partnerships. A qualified publicly-traded partnership is a publicly-traded partnership as to which less than 90% of its gross income for each taxable year consists of interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources. We expect Ferrellgas Partners to be treated as a qualified publicly-traded partnership.
     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Moreover, under rules applicable to publicly-traded partnerships, we will withhold at the highest effective tax rate applicable to individuals, currently 35%, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain (as adjusted for changes in the foreign corporation’s “U.S. net equity”) which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a “qualified resident.” In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of our common units during the five-year period ending on the date of the disposition and if our common units are regularly traded on an established securities market at the time of the disposition.
Administrative Matters
Information Returns and Audit Procedures
     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which sets forth each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which in most cases will not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder’s share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of our common units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     In most respects, partnerships are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreements appoint our general partner as our Tax Matters Partner.
     The Tax Matters Partner will make various elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on that unitholder’s federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.
Nominee Reporting
     Persons who hold an interest in us as a nominee for another person are required to furnish to us:
•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:
•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;
•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	particular information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report this information to us. The nominee is required to supply the beneficial owner of our common units with the information furnished to us.
Tax Shelter Reporting Rules
     Treasury Regulations require taxpayers to report particular information on Form 8886 if they participate in a “reportable transaction.” Unitholders may be required to file this form with the IRS. A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisors concerning the application of any of these factors to their investment in our common units. Significant penalties may be imposed for failure to comply with these disclosure requirements. Disclosure and information maintenance obligations are also imposed on “material advisors” that organize, manage or sell interests in reportable transactions. Unitholders are urged to consult with their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure and information maintenance requirements.
Accuracy-Related Penalties
     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of particular listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.
     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds (i) the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000, or (ii) in the case of most corporations, the lesser of 10% of the tax required to be shown on the return for the taxable year or $10,000,000. The amount of any understatement subject to penalty is reduced if any portion is attributable to a position adopted on the return:
•	with respect to which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.
This reduction does not apply to an understatement attributable to a “tax shelter,” a term that in this context does not appear to include us.
     An additional penalty tax applies to certain “listed transactions” and reportable transactions with a significant tax avoidance purposes (“reportable avoidance transactions”). The amount of the penalty is equal to 20% of any understatement of income tax attributable to an adequately disclosed reportable avoidance transaction. No penalty will be imposed, however, if the relevant facts affecting the tax treatment of the transaction are adequately disclosed, there is or was substantial authority for the claimed tax treatment, and the taxpayer reasonably believed that the claimed tax treatment was more likely than not the proper treatment. If the reportable avoidance transaction is not adequately disclosed, this exception will not apply and the penalty will be increased to 30% of the understatement.
     If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000, $10,000 for most corporations. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
State, Local and Other Tax Consequences
     In addition to federal income taxes, unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on that unitholder’s investment in us. We currently conduct business in all 50 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent states and localities of that unitholder’s investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, that unitholder’s own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Mayer, Brown, Rowe & Maw LLP has not rendered an opinion on the state or local tax consequences of an investment in us.
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
     An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to:
•	the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, often referred to as ERISA; and

•	restrictions imposed by Section 4975 of the Internal Revenue Code.
For these purposes, the term “employee benefit plan” may include:
•	qualified pension, profit-sharing and stock bonus plans;

•	simplified employee pension plans; and

•	tax deferred annuities or individual retirement accounts established or maintained by an employer or employee organization.
     Prior to making an investment in us, consideration should be given to, among other things:
•	whether the investment is permitted under the terms of the employee benefit plan;

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA;

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return; and

•	whether, as a result of the investment, the employee benefit plan will be required to file an exempt organization business income tax return with the IRS.
See “Tax Consequences—Disposition of Common Units—Tax-Exempt Organizations and Various Other Investors.”
     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan. A fiduciary should also consider whether the employee benefit plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, our general partner would also be a fiduciary of the employee benefit plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also individual retirement accounts that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan. The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:
•	the equity interests acquired by employee benefit plans are publicly-offered securities; meaning the equity interests are:
•	widely held by 100 or more investors independent of us and each other;

•	freely transferable; and

•	registered under some provisions of the federal securities laws;
•	the entity is an “operating company;” meaning that it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by employee benefit plan investors; meaning that less than 25% of the value of each class of equity interest, disregarding particular interests held by our general partner, its affiliates, and particular other persons, is held by:
•	the employee benefit plans referred to above;

•	individual retirement accounts; and

•	other employee benefit plans not subject to ERISA, including governmental plans.
     Our assets should not be considered “plan assets” under these regulations because it is expected that an investment in us will satisfy the requirements of the first bullet point immediately above.
     Plan fiduciaries contemplating an investment in us should consult with their own counsel regarding the potential consequences of such an investment under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or otherwise violate any applicable statutory provisions.

WHERE YOU CAN FIND MORE INFORMATION
Where Documents are Filed; Copies of Documents
     We file annual, quarterly and other reports and other information with the SEC. You may read and download our SEC filings over the Internet from several commercial document retrieval services as well as at the SEC’s website at http://www.sec.gov. You may also read and copy our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the Public Reference Room and any applicable copy charges. You can also obtain information about us through the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common units are listed.
     In addition, you may also access further information about us by visiting our website at http://www.ferrellgas.com. Please note that the information and materials found on our website, except for our SEC filings expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.
Incorporation of Documents by Reference
     We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose particular important information to you without actually including such information in this prospectus by simply referring you to another document that we filed separately with the SEC.
     The information we incorporate by reference is an important part of this prospectus and should be carefully read in conjunction with this prospectus and any prospectus supplement. Information that we file with the SEC after the date of this prospectus will automatically update and may supersede some of the information in this prospectus as well as information we previously filed with the SEC and that was incorporated by reference into this prospectus.
     The following documents are incorporated by reference into this prospectus:
•	the description of Ferrellgas Partners, L.P.’s common units in its registration statement on Form 8-A/A, as filed with the SEC on December 7, 2005, and any amendments or reports filed to update the description;

•	the Annual Report on Form 10-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the fiscal year ended July 31, 2005, as filed with the SEC on October 14, 2005, as amended on Form 10-K/A filed with the SEC on November 10, 2005;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Partners Finance Corp. for the quarterly period ended October 31, 2005, as filed with the SEC on December 7, 2005;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Partners Finance Corp. for the quarterly period ended January 31, 2006, as filed with the SEC on March 10, 2006;

•	the Current Reports on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on December 7, 2005, and March 10, 2006; and

•	all reports or documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the earlier of the termination of the registration statement to which this prospectus relates or until we sell all of the securities offered by this prospectus.
     If information in any of these incorporated documents conflicts with information in this prospectus, prospectus supplement or any other offering materials, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.
     You may request from us at no cost a copy of any document we incorporate by reference, excluding all exhibits to such incorporated documents (unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document), by making such a request in writing or by telephone to the following address:

Ferrellgas, Inc.
7500 College Boulevard, Suite 1000
Overland Park, Kansas 66210
Attention: Investor Relations
(913) 661-1533
Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.
LEGAL MATTERS
     Particular legal matters related to the securities described in this prospectus, including the validity of the common units described in this prospectus, have been and/or will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, including the validity of the securities described in the prospectus. If legal matters in connection with any offering of any of the securities described in this prospectus and the applicable prospectus supplement or other offering material are passed on by counsel for any underwriters of such offering, that counsel will be named in the applicable prospectus supplement or other offering material.
EXPERTS
     The consolidated financial statements, the related financial statement schedules, and management’ s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s, Ferrellgas Partners Finance Corp.’s, Ferrellgas L.P.’s and Ferrellgas Finance Corp.’s Annual Report on Form 10-K for the year ended July 31, 2005, as amended on Form 10-K/A, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports relating to Ferrellgas Partners, L.P. and Ferrellgas, L.P. express an unqualified opinion and explanatory paragraph relating to a change in accounting principle), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of Ferrellgas, Inc. and Subsidiaries incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s, Ferrellgas Partners Finance Corp.’s, Ferrellgas, L.P.’s and Ferrellgas Finance Corp.’s Current Report on Form 8-K dated December 7, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and explanatory paragraph relating to a change in accounting principle), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents we have incorporated by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.
     Forward-looking statements are not guarantees of performance. You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict.
     Some of our forward-looking statements include the following:
•	whether the operating partnership will have sufficient funds to meet its obligations, including its obligations under its debt securities, and to enable it to distribute to Ferrellgas Partners sufficient funds to permit Ferrellgas Partners to meet its obligations with respect to its existing debt and equity securities;

•	whether we and the operating partnership will continue to meet all of the quarterly financial tests required by the agreements governing our and its indebtedness; and

•	the expectation that propane and other liquid sales, cost of product sold, gross profit, operating income and net earnings will increase.

     For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our most recently filed Annual Report on Form 10-K, and in Item 2 of our most recently filed Quarterly Report on Form 10-Q, both as incorporated herein by reference. See “Where You Can Find More Information.”
     When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled “Risk Factors” of our most recently filed Annual Report on Form 10-K, or in an applicable prospectus supplement or other offering material. See “Where you Can Find More Information.” Any of these risks could impair our business, financial condition or results of operation. Any such impairment may affect our ability to make distributions to our unitholders or pay interest on the principal of any of our debt securities. In addition, the trading price of our common units could decline as a result of any such impairment. Except for our ongoing obligations to disclose material information as required by federal securities laws, we undertake no obligation to update any forward-looking statements after we distribute this prospectus and any applicable prospectus supplement or other offering material.
     In addition, the classification of Ferrellgas Partners as a partnership for federal income tax purposes means that Ferrellgas Partners does not generally pay federal income taxes. Ferrellgas Partners does, however, pay taxes on the income of its subsidiaries that are corporations. Ferrellgas Partners relies on a legal opinion from its counsel, and not a ruling from the Internal Revenue Service, as to its proper classification for federal income tax purposes. See the section entitled “Risk Factors — Tax Risks” of our most recently-filed Annual Report on Form 10-K.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     We will incur and pay the following expected costs in connection with the securities being registered hereby. All amounts, other than the SEC registration fee, are estimated. We expect to incur additional fees in connection with the issuance and distribution of the securities registered hereby but the amount of such expenses cannot be estimated at this time as they will depend upon the nature of the securities offered, the form and timing of such offerings and other related matters.

SEC registration fee	$	*
Legal fees and expenses		10,000
Accounting fees and expenses		10,000
Printing expenses		0
Miscellaneous		0

Total		$20,000

*	May be deferred pursuant to Rule 456(b) and calculated in accordance with the offering of securities under this registration statement pursuant to Rule 457(r).
Item 15. Indemnification of Directors and Officers
Ferrellgas Partners, L.P.
     Ferrellgas Partners, L.P. has no employees, officers or directors, but is managed and operated by the employees, officers and directors of its general partner, Ferrellgas, Inc.
     The partnership agreement of Ferrellgas Partners provides that Ferrellgas Partners, subject to any limitations expressly provided in its partnership agreement, shall indemnify and hold harmless to the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of any such amendment, only to the extent that the amendment permits Ferrellgas Partners to provide broader indemnification rights) particular persons (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of their status as:
•	its general partner, its former general partner, or any of their affiliates;

•	an officer, director, employee, partner, agent or trustee of Ferrellgas Partners, its general partner, its former general partner, or any of their affiliates; or

•	a person or entity serving at the request of Ferrellgas Partners in another entity in a similar capacity.
     This indemnification is available only if the Indemnitee acted in good faith, in a manner in which the Indemnitee believed to be in, or not opposed to, the best interests of Ferrellgas Partners and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not of itself create a presumption that the Indemnitee acted in a manner contrary to that specified in the immediately preceding sentence. Any indemnification shall be made only out of the assets of Ferrellgas Partners and its general partner shall not be personally liable for any indemnification and shall have no obligation to contribute or loan any money or property to Ferrellgas Partners to enable it to effect any indemnification. In no event may an Indemnitee subject the limited partners of Ferrellgas Partners to personal liability by reason of being entitled to indemnification.
     To the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of such amendment, only to the extent that the amendment permits Ferrellgas Partners to provide broader indemnification rights), expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the applicable partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the applicable partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification.
     Ferrellgas Partners has, to the extent commercially reasonable, purchased and currently maintains (or reimburses its general partner or its affiliates for the cost of) insurance, on behalf of its general partner and such other persons or entities as its general partner has determined, including particular other Indemnitees, against any liability that may be asserted against or expenses that may be incurred by such person or entity in connection with Ferrellgas Partners’ activities or in connection with such person’s or entity’s activities related to Ferrellgas Partners in such person’s or entity’s professional capacity, regardless of whether Ferrellgas Partners would have the power to indemnify such person or entity against such liability under the provisions of Ferrellgas Partners’ partnership agreement.
     An Indemnitee shall not be denied indemnification by Ferrellgas Partners, in whole or in part, because the Indemnitee had an interest in the transaction with respect to which the indemnification applies so long as the transaction was otherwise permitted by the terms of Ferrellgas Partners’ partnership agreement. Notwithstanding anything to the contrary set forth in Ferrellgas Partners’ partnership agreement, no Indemnitee shall be liable for monetary damages to Ferrellgas Partners, the limited partners, their assignees or any other persons or entities who have acquired partnership interests in Ferrellgas Partners for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith. Also, its general partner shall not be responsible for any misconduct or negligence on the part of any agent appointed by its general partner in good faith to exercise any of the powers granted to its general partner or to perform any of the duties imposed upon it pursuant to Ferrellgas Partners’ partnership agreement.
Ferrellgas, Inc.
     The Certificate of Incorporation, as amended, and bylaws of Ferrellgas, Inc. also provide for similar indemnification rights and benefits for its officers and directors from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any officer or director of Ferrellgas, Inc. may be involved, or is threatened to be involved, as a party or otherwise; provided, however, the officers or directors must have acted in good faith, in a manner in which such person or entity believed to be in, or not opposed to, the best interests of Ferrellgas, Inc. and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Ferrellgas, Inc. is also under similar obligations to advance expenses to its officers and directors relating to indemnified claims and Ferrellgas, Inc. has, to the extent commercially reasonable, purchased and currently maintains insurance on behalf of its officers and directors.
     Furthermore, the directors of Ferrellgas, Inc. are not personally liable to Ferrellgas, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to Ferrellgas, Inc. or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the General Corporation Law of the State of Delaware; or

•	for any transaction from which the director derived an improper personal benefit.
     Ferrellgas, Inc., and Ferrell Companies, Inc. its sole shareholder, have also entered into an employment agreement with James E. Ferrell. Pursuant to this employment agreement, Ferrellgas, Inc. and Ferrell Companies, Inc. have agreed to indemnify Mr. Ferrell to the fullest extent permitted by law against any liability he incurs, or that is threatened against him, during or after termination of his employment, by reason of the fact that he was a director, officer, employee or agent of Ferrellgas, Inc. and Ferrell Companies, Inc. These indemnity obligations also extend to any service at the request of Ferrellgas, Inc. or Ferrell Companies, Inc. as a director, officer, employee or agent of another corporation or entity.
     None of the indemnification rights described herein are exclusive of any other rights to which an Indemnitee, or other applicable person, may be entitled under any bylaw, agreement, vote of stockholders, unitholders or disinterested directors, as a matter of law or otherwise, both as to action in the Indemnitee’s, or other applicable person’s, official capacity with Ferrellgas Partners or Ferrellgas, Inc. and as to action in another capacity while holding such office, and shall continue after the Indemnitee, or other applicable person, has ceased to be an officer or director of Ferrellgas Partners or Ferrellgas, Inc., and shall inure to the benefit of the heirs, executors and administrators of the Indemnitee, or other applicable person.

Ferrellgas Partners Finance Corp.
     The Certificate of Incorporation and bylaws of Ferrellgas Partners Finance Corp. contains provisions regarding indemnification that are substantially similar to those described for Ferrellgas, Inc.

Item 16. Exhibits

Exhibit Number	Description
3.1	Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of February 18, 2003. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed February 18, 2003.

3.2	First Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P., dated as of March 8, 2005. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed March 8, 2005.

3.3	Second Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P., dated as of June 29, 2005. Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed June 30, 2005.

4.1	Specimen Certificate evidencing Common Units representing Limited Partner Interests (contained in Exhibit 3.1 as Exhibit A thereto).

*5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the legality of the common units registered hereby.

*8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to tax matters.

*23.1	Consent of Deloitte & Touche LLP.

*23.2	Consent of Mayer, Brown, Rowe & Maw LLP (contained in Exhibits 5.1 and 8.1 herewith).

*	Filed herewith.

Item 17. Undertakings
The undersigned registrant hereby undertakes:
     A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          1. to include any prospectus required by Section 10(a)(3) of the Securities Act;
          2. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          3. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
Provided, however, that:
paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and
paragraphs A.1, A.2 and A.3 above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     D. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          1. If the registrant is relying on Rule 430B:
               a. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
               b. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
          2. if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
     E. That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          1. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          2. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          3. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          4. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     F. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     G. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)2 of the Trust Indenture Act.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on March 10, 2006.

FERRELLGAS PARTNERS, L.P.

By:	FERRELLGAS, INC., its general partner

By:	/s/ James E. Ferrell James E. Ferrell
Chairman, President and Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ James E. Ferrell James E. Ferrell	Chairman, President and Chief Executive Officer of Ferrellgas, Inc. (Principal Executive Officer)	March 10, 2006

/s/ William K. Hoskins William K. Hoskins	Director of Ferrellgas, Inc.	March 10, 2006

/s/ A. Andrew Levison A. Andrew Levison	Director of Ferrellgas, Inc.	March 10, 2006

/s/ John R. Lowden John R. Lowden	Director of Ferrellgas, Inc.	March 10, 2006

/s/ Michael F. Morrissey Michael F. Morrissey	Director of Ferrellgas, Inc.	March 10, 2006

/s/ Billy D. Prim Billy D. Prim	Director of Ferrellgas, Inc.	March 10, 2006

/s/ Elizabeth T. Solberg Elizabeth T. Solberg	Director of Ferrellgas, Inc.	March 10, 2006

/s/ Kevin T. Kelly Kevin T. Kelly	Senior Vice President and Chief Financial Officer of Ferrellgas, Inc. (Principal Financial and Accounting Officer)	March 10, 2006

S-1

Exhibit Index

Exhibit Number	Description
3.1	Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of February 18, 2003. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed February 18, 2003.

3.2	First Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P., dated as of March 8, 2005. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed March 8, 2005.

3.3	Second Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P., dated as of June 29, 2005. Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed June 30, 2005.

4.1	Specimen Certificate evidencing Common Units representing Limited Partner Interests (contained in Exhibit 3.1 as Exhibit A thereto).

*5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the legality of the common units registered hereby.

*8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to tax matters.

*23.1	Consent of Deloitte & Touche LLP.

*23.2	Consent of Mayer, Brown, Rowe & Maw LLP (contained in Exhibits 5.1 and 8.1 herewith).

*	Filed herewith.